FILED BY GINGKO ACQUISITION CORP. PURSUANT
TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: INFORMATION RESOURCES, INC.
REGISTRATION NO. 333-108592

SEC DECLARES REGISTRATION STATEMENT FOR CVRS EFFECTIVE;
CVRS TO BE QUOTED ON OTC BULLETIN BOARD ON COMPLETION OF THE
OFFER FOR INFORMATION RESOURCES BY GINGKO ACQUISITION CORP.

Gingko Dismisses Open Ratings’ Recent Non-Binding
Indication of Interest for IRI as Not Funded and Not Credible

PALO ALTO, Calif. – October 30, 2003 – Gingko Acquisition Corp. (Gingko) announced today that the SEC has declared effective the registration statement with respect to the contingent value rights (CVRs) to be issued in its pending tender offer for all of the outstanding common stock of Information Resources, Inc (IRI) (NASDAQ: IRIC). Gingko also announced that it has been informed by representatives of the OTC Bulletin Board that it can expect the CVRs to be quoted on the OTC Bulletin Board on completion of the offer under the ticker symbol “IRLRV”.

Gingko believes that it has now received all governmental and third party approvals that are necessary for it to close its tender offer for IRI, and Gingko is prepared to close on this offer promptly after the scheduled expiration of the offer, tomorrow night, Friday, October 31, if its minimum condition is satisfied that at least 16,000,000 common shares are tendered into the offer. Based on these developments, as well as positive reactions from shareholders to the most recent improvements to its offer that were announced on October 20, 2003, Gingko is optimistic that it will meet its minimum tender condition tomorrow.

In addition, Gingko believes that Open Ratings’ recent non-binding indication of interest for IRI is a highly conditional, low-cost attempt to derail Gingko’s fully financed offer. Open Ratings has failed to provide any evidence whatsoever of its ability to raise the necessary equity and debt financing for both its proposal and IRI’s significant working capital and capital expenditure needs which Gingko estimates to be approximately $170 million in the aggregate. Furthermore, even if Open Ratings’ proposal were to become fully funded, it is subject to a due diligence condition and the negotiation of mutually acceptable definitive documentation. This would likely mean a delay of at least several months before shareholders received any cash and creates significant additional completion risk for shareholders and the real potential for deterioration in IRI’s business. As such, Gingko believes that these last minute proposals should not affect its ability to meet its tender minimum condition tomorrow.

Romesh Wadhwani, Managing Partner of Symphony Technology Group which formed Gingko for purposes of making the tender offer, said, “We are pleased to report that we are now in a position to close on this transaction promptly if a sufficient number of IRI shares are tendered into our offer. We have secured both written and verbal commitments to tender from a number of large shareholders. We view it as unfortunate that a start up company with limited assets like Open Ratings has decided to lob in a non-binding indication of interest that lacks any financing commitments and any documented support for their ability to consummate a transaction on their proposed terms. Further, we remain confident that this development will not affect our ability to meet our minimum condition tomorrow which would enable IRI shareholders to receive real and unconditional value promptly for their IRI shares.”

For More Information

For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons.

About Gingko Acquisition Corp.

Gingko Acquisition Corp. is a company formed by Symphony Technology II-A, L.P. and affiliates of Tennenbaum & Co., LLC.

About Symphony Technology Group, LLC

Symphony is a leading investor in enterprise software and services companies. Led by entrepreneurs and executives with strong track records and deep experience in strategy and operations, Symphony invests in companies that are or can become market leaders. Symphony applies its strategic and operational expertise and capital to enable the business transformation of its portfolio companies.

Through its portfolio company, SymphonyRPM, Symphony also provides proprietary performance management solutions and software for the real-time enterprise: solutions that can help CPG manufacturers and retailers deliver the business outcomes they most care about such as revenue, margins and customer satisfaction by enabling and automating the analysis, and integration of enormous quantities of data from retailers and from internal ERP and legacy systems, by making it easier to expand the use of marketing data throughout the company, and by linking marketing decisions to sales, operations and overall financial performance. More information is available at www.symphonytg.com.

About Tennenbaum Capital Partners, LLC

Tennenbaum Capital Partners, LLC is a private investment company based in Los Angeles that invests across the capital structure in both debt and equity of publicly traded and private companies. The firm currently has approximately $1.7 billion in long-term capital under management and primarily invests in companies in transition where traditional sources of capital are not readily available. More information is available at www.tennenco.com.

About IRI

IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. IRI supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Media Contact Information

Gingko or Symphony
Bill Chisholm
650-935-9500
bill@symphonytg.com

Certain Additional Information for Stockholders

The solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC’s website at www.sec.gov or from MacKenzie Partners, the Information Agent for the tender offer.

Forward-Looking Statements

This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, and similar expressions (and any statements at all relating to CVR or lawsuit proceeds and taxes at the time of any CVR distribution) as they relate to IRI, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony, including: the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by IRI in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.